601 Carlson Parkway
Suite 600
Minnetonka, MN 55305
onebeacon.com

September 5, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg,

We have received your letter dated August 22, 2013. We expect to provide responses to your comments by September 27, 2013. Should you have any questions, I can be reached at (952) 852-6020.

Sincerely,

/s/ PAUL H. MCDONOUGH

Paul H. McDonough
Chief Financial Officer

cc: T. Michael Miller, President and Chief Executive Officer, OneBeacon Insurance Group, Ltd.
John Treacy, Chief Accounting Officer and Treasurer, OneBeacon Insurance Group, Ltd.
Maureen Phillips, Senior Vice President and General Counsel, OneBeacon Insurance Group, Ltd.
Sarah Kolar, Secretary and Associate General Counsel, OneBeacon Insurance Group, Ltd.
Ibolya Ignat, Staff Accountant, Securities and Exchange Commission
Donald Abbott, Senior Staff Accountant, Securities and Exchange Commission